P.E. 2/11/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg, Cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enclosures:

A press release dated February 13, 2002 reporting Aventis' full year results for 2001.

Aventis

Press Release

Your Contacts:
Investor Relations

Europe
Arvind Sood
Tel: + 33 (0)3-8899-1246
Fax: + 33 (0)3-8899-1375
Arvind.Sood@aventis.com

Karl Mahler
Tel: + 33 (0)3-8899-1424
Fax: + 33 (0)3-8899-1375
Karl.Mahler@aventis.com

U.S.
Felix Lauscher
Tel: + 1 908-243-7867
Fax: + 1 908-243-7767
Felix.Lauscher@aventis.com

AVENTIS REPORTS FULL-YEAR RESULTS FOR 2001

Aventis exceeds ambitious growth targets in 2001:

- Full-year core business sales activity increases by 15.3% to € 17.674 billion
- Core business net income up 39.5%, EPS rises 38.2% to € 2.07 (€ 2.81 before goodwill)
- Sales activity of strategic brands grows 38.1% in 2001, vaccines sales activity up 28.2%
- Strong focus on strategic brands and U.S. market leads to improved profitability

Six potential blockbuster drugs possible by 2006

- Allegra®, Lovenox® and Taxotere® each generate sales of more than € 1billion in 2001
- Delix®/Tritace® on its way to become next Aventis blockbuster drug
- Successful launches of diabetes drug Lantus® in U.S. and antibiotic Ketek® in Europe in 2001
- Promising pipeline complemented by strategic alliances and in-licensing agreements

Expected earnings and sales growth targets through end of 2004:

- Average annual EPS growth of 25-30% and sales activity growth of 11-12%
- Aventis to remain one of the world's fastest growing pharmaceutical companies

Strasbourg, France / February 13, 2002 - Aventis today reported consolidated **group net income** of € 1.505 billion for 2001 compared to a group net loss of € 147 million in 2000. **Group net sales** rose to € 22.941 billion from € 22.304 billion in 2000. **Earnings per share (EPS)** for the Aventis group increased to € 1.91 compared to a loss per share of € -0.19 in 2000.

The group results still include non-core activities – namely Aventis CropScience, Aventis Animal Nutrition and industrial activities. These activities are in the process of being divested in order to focus on the **core business**, which comprises prescription drugs, human vaccines and therapeutic proteins as well as the 50% equity interest in the animal health business Merial, a joint venture with Merck & Co. Inc., and corporate activities. The results for 2000, which present the core business retroactively, are calculated before exceptionals.

Core business shows strong growth momentum in 2001:
Sales increase 15.3%, net income rises 39.5%, EPS up 38.2% to € 2.07 (€ 2.81 before goodwill)

In its **core business**, Aventis achieved **full-year sales** of € 17.674 billion, an increase of **15.3%** compared to the previous year excluding currency and structural effects (activity growth). **Net income** rose by **39.5%** to € 1.633 billion from € 1.171 billion in 2000. Earnings per share (EPS) increased by 38.2% to € 2.07 in 2001 from € 1.50 in 2000. Before goodwill amortization, EPS rose to € 2.81 from € 2.23 in 2000. Fourth-quarter sales rose 17.8 % on an activity basis to € 4.719 billion compared to € 4.256 billion in the fourth quarter of 2000. Fourth-quarter net income improved 32.2% to € 479 million from € 363 million in the same period of 2000.

"Aventis had a very successful year in 2001: We exceeded our performance targets for earnings, profitability and sales, which made Aventis one of the fastest growing pharmaceutical companies in the world. At the same time, we strengthened our core business by focusing on strategic brands and key markets, particularly in the United States. We successfully launched new, innovative products, which offer significant therapeutic advantages and we continued to maximize the potential of existing products by adding new indications and launching them in new markets," said Jürgen Dormann, Chairman of the Management Board. "Aventis has managed and executed a successful merger thanks to the dedication and expertise of our employees worldwide. But this is not time for us to lean back: In 2002, we will continue to adapt to a changing environment."

Based on the financial results of 2001, which were reviewed by the Supervisory Board at its meeting on February 12, 2002, the Management Board will propose to the Annual General Meeting of Shareholders on May 14, 2002 a **dividend** of € 0.58 per share to shareholders of record as of May 17, 2002. The total dividend payment, which is scheduled for distribution on June 17, 2002, would be approximately € 461 million.

Strong focus on strategic brands and U.S. market leads to improved profitability

Gross margin in the **core business** increased to **71.2%** in 2001 compared to 68.4% in 2000, while **EBITA margin** rose 2.7 percentage points to **21.8%** compared to 2000. This **significant profitability improvement** reflects the increasing concentration on high-margin strategic brands and key geographic markets, namely the United States, Japan, France and Germany.

Full-year sales for the core business in the United States, the world's biggest pharmaceutical market, rose **27.7%** excluding structural and currency effects (activity variance) to € 6.477 billion, driven by the ongoing strong performance of strategic brands. During the fourth quarter, sales activity in the United States increased 32.1% to € 1.82 billion. For the full year 2001, the **United States accounted for 36.6% of total core business sales** compared to 33.2% in the previous year.

In **Japan**, the world's second-largest pharmaceutical market, Aventis achieved full-year core business sales of € 1.128 billion, an activity increase of 12.4%. This favorable development was mainly attributable to the introduction of allergy drug Allegra®, which was launched in Japan in November 2000. Sales of the cancer drug Taxotere® benefited from new indications for gastric, ovarian and head and neck cancer, while stronger sales of Amaryl® also supported the growth of Aventis in the Japanese market. The osteoporosis drug Actonel®, which was recently approved in Japan and is expected to be launched early 2002, will also contribute to further strengthening the position of Aventis in this important market. Actonel® is being co-developed and co-marketed with Procter & Gamble, and it will be co-marketed with Takeda in Japan.

In **France**, annual sales activity increased 4.3% to € 2.255 billion, with strategic brands contributing significantly to the positive sales trend. In **Germany**, full-year sales rose 4.6% on an activity basis to € 1.248 billion compared to the year-ago period.

Full-year sales activity **in the prescription drugs** business rose **15.9 %** to € 15.168 billion, while the fourth quarter was particularly strong with sales activity increasing by 18.1% to € 4.039 billion. **Strategic brands,** a group of key prescription drugs with significant growth potential, recorded full-year sales of € 7.319 billion, an activity increase of **38.1%**. Fourth-quarter sales of strategic brands increased 40.3% over the same period one year ago and totaled € 2.054 billion. For the full year, **strategic brands accounted for 48.3% of total prescription drug sales**, this is an improvement of more than 10 percentage points from 38.1% in 2000.

Outlook for period through end of 2004

"As we continue to focus on our strategic brands, streamline our processes and under the assumption that we will see no material change in the market environment for Allegra®, we expect average annual earnings growth of 25 to 30% between 2002 and 2004, while our sales activity should grow annually at around 11 to 12% on average during that same period," said Patrick Langlois, Chief Financial Officer of Aventis. "After we decreased our net debt to € 9.2 billion at the end of 2001 from € 13.1 billion in the previous year, we expect further significant debt

reduction in 2002. This will enhance our financial flexibility to further strengthen our pharmaceutical business," added Langlois.

Taxotere® - the third blockbuster drug for Aventis

Three blockbuster drugs, i.e. prescription drugs that achieved sales of more than € 1 billion, fueled the excellent performance of Aventis in 2001:

- **Allegra®/Telfast®** (fexofenadine) generated a 48.9% increase in full-year sales activity to € 1.762 billion, while fourth-quarter sales activity grew 57% to € 511 million. Allegra®, a non-sedating antihistamine, remained the top-selling product for Aventis in the U.S., posting a 40.4% increase sales activity to € 1.495 billion for 2001. In Japan, the world's second-largest allergy market after the United States, Allegra® sales totaled € 126 million in 2001. Estimated annual peak sales for this product could exceed € 3 billion, if no material changes in the antihistamine market environment occur and Aventis successfully defends its intellectual property.

  Aventis Pharmaceuticals, the U.S. pharmaceutical business of Aventis, has filed three patent infringement suits against Barr Laboratories, Inc., related to Allegra®. In 2001, Aventis filed two lawsuits against Barr in the U.S. District Court in New Jersey alleging infringement of certain U.S. patents related to fexofenadine HCl 60 mg capsules as well as 30, 60 and 180 mg tablets. A third lawsuit was filed on January 28, 2002, after Barr filed an ANDA related to Allegra-D®, extended-release tablets for oral administration, on December 21, 2001. In the U.S., Aventis holds multiple methods of use, formulation, process and composition patents with respect to Allegra®. Under applicable federal law, marketing of FDA-approved generic fexofenadine HCl capsules or tablets may not commence unless and until a decision favorable to Barr Laboratories is rendered in the patent litigation or until 30 months have elapsed, whichever comes first. In addition, the tablet formulations are protected by regulatory exclusivity until the first quarter of 2003.

- **Lovenox®/Clexane®** (enoxaparin sodium) sales activity increased **37.6%** to € 1.453 billion in 2001, while fourth-quarter sales activity rose 26.6% to € 390 million. Sold as Lovenox® in the United States, Canada and France and as Clexane® in the rest of the world, this drug has been used to treat more than 82 million patients in 96 countries since its launch. Lovenox® has excellent potential for sustained success since it has the broadest range of indications among low-molecular-weight heparins (LMWH) and has also benefited from the launch of a new indication in the United States for the prevention of DVT (deep vein thrombosis) in medically ill patients with limited mobility. In addition, sales were supported by the increasing use of

Lovenox® for treatment of various types of serious heart conditions that reduce the flow of blood to the heart. Aventis targets now annual peak sales for Lovenox® of more than € 3 billion.

- **Taxotere®** (docetaxel), for the treatment of advanced breast cancer and non-small-cell lung cancer, became the third blockbuster drug for Aventis, achieving full-year sales of € 1.003 billion, **34.8%** more than in the previous year. Fourth-quarter sales activity increased 42.5% to € 278 million. The results of several clinical trials in breast, lung and ovarian cancer published in 2001 helped to establish Taxotere® as a superior agent in these tumor types and to differentiate it from existing therapies. The estimated annual peak sales were raised to € 2 billion.

Significant contribution to top-line growth: Delix®/Tritace®, Amaryl® and Actonel®

The excellent performance of these three blockbuster drugs was complemented by several other strategic products, which achieved significant sales and strong growth rates in key markets in 2001:

- **Delix®/Tritace®** (ramipril), an ACE inhibitor for the treatment of high blood pressure and the prevention of cardiovascular events, generated sales of **€ 709 million** in 2001; this is an activity increase of 36.8%. Delix®/Tritace® is the only ACE inhibitor indicated for the prevention of stroke, myocardial infarction and cardiovascular death in patients at risk for cardiovascular events. Delix®/Tritace® should be the next drug to reach annual peak sales of more than € 1 billion.
- Sales of **Amaryl®** (glimepiride), an oral treatment for type 2 diabetes, totaled **€ 478 million** in 2001, an activity increase of 29.6% from 2000. Amaryl ® offers type 2 diabetes patients whose blood glucose cannot be controlled by diet and exercise alone a once-daily oral therapy with 24-hour glucose control. This drug is the first and only sulfonylurea with three indications: monotherapy, in combination with insulin, and in combination with metformin. We are also developing a combination with Lantus®, and submission for U.S. and EU approval is planned for 2003.
- **Actonel®** (risedronate sodium), for the treatment and prevention of postmenopausal osteoporosis and corticosteroid-induced osteoporosis, is being co-developed and co-marketed by Aventis and Procter & Gamble through the Alliance for Better Bone Health. During 2001, Actonel® generated combined sales for Aventis and Procter & Gamble of **€ 309 million**, while combined fourth-quarter sales totaled € 106 million. Actonel® was launched in the United States in mid-2000 and is currently approved in 65 countries, including the EU. In January 2002, Actonel® was also approved in Japan, which is a US $ 1 billion osteoporosis market and

the world's second-largest after the United States. A once-weekly formulation of Actonel® is currently being reviewed for approval in the United States and the European Union.

Vaccines business Aventis Pasteur posts sales activity increase of 28.2%

In 2001, the human vaccines business Aventis Pasteur achieved above-average growth: **Full-year sales** rose **28.2%** on an activity basis to € 1.425 billion, while fourth-quarter sales grew 29% to € 384 million. This growth was mainly fueled by the North American market, where sales activity increased 39.8% to € 920 million in 2001. Influenza vaccines were particularly successful, achieving global annual sales growth of 94% to € 473 million (includes non-consolidated sales in Europe through Aventis Pasteur MSD, a joint venture with Merck & Co.).

Successful launches of new drugs to drive future growth:
Innovative diabetes drug Lantus® in U.S. and the antibiotic Ketek® in Europe

In 2001, Aventis launched two innovative drugs with potential annual peak sales of more than € 1 billion each:

- **Lantus®** (insulin glargine), is a major advance in the treatment of type 1 and type 2 diabetes which provides 24-hour basal insulin coverage with no pronounced peak concentrations in a once-daily dose. In May 2001, Lantus® was successfully launched in the United States and quickly captured more than 18.9% of new vials dispensed in the long-acting market segment by year-end. Total sales of Lantus® in 2001 - including Germany, where the drug was launched mid-2000 - were € 94 million.
- As the first ketolide to reach the market, the antibiotic **Ketek®** (telithromycin) was approved by the European Commission in July 2001 for the treatment of community-acquired upper and lower respiratory tract infections, including those caused by bacteria resistant to some commonly used antibiotics. Launched in Germany in mid-October, Ketek® achieved an impressive market share of 8% in just eight weeks on the market and has been considered one of the most successful antibiotic launches ever in Germany at this early point in its market life. This innovative drug was also recently launched in two additional European countries, Spain and Italy, while additional launches in other European countries are being prepared. In the U.S., Aventis received an approvable letter in June from the FDA for various indications. Aventis is working closely with the FDA to achieve a final approval.

"The strong momentum in our business is apparent. As a result, we have once again raised the peak sales estimates for our top-selling products. We could be in a position to have six blockbuster

products within the next five years, from the current three. In addition, the contributions by our other strategic brands are becoming more significant. Therefore, we believe that we can exceed the previously established targets of strategic brands representing 60% of prescription drugs sales and generating more than 40% of our pharmaceutical sales in the United States by 2004," said Igor Landau, the member of the Management Board of Aventis responsible for the pharmaceutical business. "Since we are also progressing as expected with numerous exciting pipeline projects – coming from our own research or from partners through strategic in-licensing agreements – our target is to achieve double-digit sales growth beyond 2004," Landau added.

Aventis pipeline positioned to deliver series of therapeutic innovations

In 2001, the Aventis core business invested € 2.977 billion in pharmaceutical **research and development** (or 16.8% of 2001 core business sales) compared to € 2.759 billion in 2000. Aventis is currently moving more than 30 projects through clinical development to contribute to sustainable long-term growth.

The focus is on rapidly developing compounds in key therapeutic areas:

- In **cardiovascular disease**, the **ACE/NEP inhibitor 100240** is advancing as a potential monotherapy for treatment of both high blood pressure and congestive heart failure in a single drug, which could improve efficacy and compliance. This compound advanced to phase IIb dose-finding for hypertension in 2001, and submission for U.S. and EU regulatory approval is expected in 2004. Enrollment for a pivotal phase trial is underway for **cariporide**, which is being reviewed for its ability to protect heart muscles from damage during periods of low blood flow. As a result, cariporide may reduce the risk of heart attack or death in patients undergoing coronary artery bypass graft surgery. A filing for U.S. and EU regulatory approval is expected in 2003.
- Aventis is also pressing ahead to expand its **diabetes** franchise. **Exubera** ™(inhaled insulin)is a breakthrough approach to delivering insulin in a dry powder formulation by inhalation. It is being developed for patients with type 1 and type 2 diabetes through a collaboration between Aventis and Pfizer. Exubera ™has completed phase III trials and submission for U.S.and EU approval is under review. Another important compound intended to expand the range of diabetes products is **1964, a fast-acting insulin** for type 1and type 2 diabetes. Phase III clinical trials began in the summer 2001.
- The **oncology** pipeline of Aventis includes **flavopiridol**, an innovative chemotherapy agent that seeks to reduce the speed at which tumor cells multiply. Flavopiridol may also increase the sensitivity of tumors to classic chemotherapy agents. Submission for U.S. and EU approval is expected in 2003. Also in development are **LIT-976**, a new formulation of Taxotere® expected

Page: 8

to be highly effective in key tumor types, and **Taxoid 109881** that holds promise for treatment of brain metastases and taxane-resistant tumors. Both compounds are currently in phase II.

In-licensing and alliances complement growth potential of Aventis pipeline

In addition to bringing its own therapeutic innovations to the market, Aventis is an attractive partner for R&D alliances, licensing and co-commercialization agreements with biotechnology companies, other pharmaceutical companies and scientific institutions looking for a powerful international development and marketing partner.

Aventis has signed several **co-development and marketing agreements** during 2001, including the following:

- In March, Aventis and Byk Gulden, now known as Altana Pharma, agreed to jointly develop **ciclesonide** for treatment of asthma. This compound is being developed as an inhaled corticosteroid and is expected to be submitted for U.S. regulatory approval in 2003.
- Also in April, Aventis agreed with Asta Medica to co-develop and co-market **dexlipotam,** which is currently in phase II development for the treatment and prevention of the consequences of diabetes, diabetic late complications and related metabolic diseases.
- In September, Aventis and ViroPharma Inc. formed a collaboration to co-develop and co-promote **Picovir™** (pleconaril) in the United States. Picovir™ is a first-of-a-kind oral antiviral product being studied for the treatment of the common cold (viral respiratory infection - VRI). ViroPharma submitted a new drug application to the U.S. Food and Drug Administration on July 31, 2001, which was accepted for review on October 1, 2001, seeking approval for the use of Picovir™ to treat VRI in adults.
- In 2001, the joint development alliance between Aventis and **Millennium** Pharmaceuticals Inc. expanded their cooperation in inflammatory diseases to include 11 discovery projects previously being pursued separately. The alliance now has approximately 50 jointly funded discovery projects for the potential treatment of inflammatory diseases in five major areas: asthma, chronic obstructive pulmonary disease, rheumatoid arthritis, inflammatory bowel disease and multiple sclerosis. A goal has been set to move one or more compounds into human clinical trials as early as the first half of 2003.

Therapeutics proteins business still affected by supply-chain problems

Sales activity of the **therapeutic proteins business** declined by 1.7% to € 1.129 billion as the business was still affected by ongoing supply-chain problems for Helixate® FS/NexGen, which is manufactured by a third party. Helixate® FS/NexGen is an enhanced recombinant product for the treatment of hemophilia A that received regulatory approval in the U.S and EU in mid-2000. Total sales of plasma-derived products rose by 6%, driven by an increase of 25% in Factor VIII replacement therapies for the treatment of hemophilia A due to higher manufacturing output and a growth of 11% in sales of immune globulins.

In 2001, sales by the **animal health business Merial** – a 50-50 joint venture with Merck & Co. Inc. accounted for using the equity method – rose 7.1% on an activity basis to € 1.853 billion. Sales by Merial are not consolidated by Aventis.

Divestment of non-core activities to be completed in early 2002

In 2001, Aventis made significant progress in completing the transformation to focus on its core pharmaceutical business by divesting non-core activities:

- Allianz Capital Partners and Goldman Sachs Funds agreed on December 31, 2000 to acquire from Aventis the 66.7% stake in industrial gases group **Messer Griesheim** GmbH, which Aventis holds through Hoechst AG. This transaction closed in April 2001.
- In October, Aventis and Schering AG agreed with Bayer AG on the divestment of **Aventis CropScience**. The transaction, which is currently being reviewed by the relevant authorities, is expected to close during the first months of 2002. Despite a challenging market environment and the announced divestment process, Aventis CropScience achieved a 7.9% increase in sales activity to € 4.303 billion. Among the fastest-growing markets for CropScience in 2001 was France with sales of 535 million (+ 9% on activity basis), Brazil with sales of 475 million (+13% on activity basis) and Canada with sales of € 177 million (+18.4%). All key businesses contributed to the above-average growth: Crop Protection increased its sales by 7.2% on activity basis, Environmental Science by 24.6% and BioScience by 8.6%. Before restructuring charges, full-year EBITA rose 34% to € 706 million compared to the year-ago period.
- In mid-November, Aventis and CVC Capital Partners signed an agreement on the acquisition of **Aventis Animal Nutrition**, which contributed annual sales of € 572 million. Subject to the required approval processes, the closing of the transaction is expected in early 2002.

In total, **non-core activities** generated sales of € 5.311 billion in 2001 compared to € 6.288 billion in 2000. This decrease was mainly attributable to the divestment of the industrial gases business Messer as well as the more difficult business environment for the remaining industrial activities. For the full year, the non-core activities contributed an EBITA of € 513 million compared to € 714 million.

The proceeds from divestments in combination with the deconsolidation of debt associated with the divested businesses led to a **reduction in net debt** to € 9.196 billion at the end of 2001 compared to € 13.133 billion at the end of 2000.

After the completion of the ongoing and planned divestment processes by the end of 2002, Aventis would have approximately € 3 billion in debt. This **foreseeable reduced net debt** of Aventis will lead to additional flexibility for the future development of the pharmaceutical business, such as targeted acquisitions and in-licensing of promising compounds.

Merger-related synergies were successfully realized since formation of Aventis

At the end of 2001, the Aventis core businesses had realized combined **cumulative synergies of € 660 million**, while Aventis CropScience has achieved cumulative synergies of € 270 million since the beginning of 2000. With the transformation into a pure pharmaceutical company in 2002, the **reporting of merger-related synergies will end**, since more than 80% of the total cost savings, which were expected by the time of the merger, had been realized by the end of 2001.

Employees

On December 31, 2001, Aventis had 91,729 employees worldwide (92,446 at the end of 2000). This figure comprises the permanent and temporary staff of our core businesses with 74,931 employees worldwide (75,174 at year-end 2000) and 16,798 employees in non-core activities (17,272 at year-end 2000).

Aventis (NYSE: AVE) is dedicated to improving life through the discovery and development of innovative pharmaceutical products. Corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than factual or historical information, including but not limited to statements of or relating to Aventis' financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors. Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially. Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis' products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law. Aventis disclaims any obligation to revise or update any such forward-looking statement. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Provisional timing of upcoming events:

Week of April 29, 2002	Report on Q1 results
May 14, 2002	Aventis Annual General Meeting
June 18, 2002	Aventis R&D Day London
June 19, 2002	Aventis R&D Day New York
Week of July 29, 2002	Report on Q2 results
Week of October 28, 2002	Report on Q3 results

Note to editors:

The annual results will be presented at an **Aventis press conference** in Strasbourg, France, today at 9:00 CET, to be followed by an **Aventis analyst conference** in London at 3:00 p.m. CET (2:00 p.m. UK time).

A **digital media center** with **speeches, presentations,** additional background information and a **webcast** - live and as a replay - of these events will be available on the Internet at: www.corp.aventis.com/2001results.htm

After 12:00 CET a set of **press photos** from the press conference can be downloaded at: www.corp.aventis.com/2001results.htm

Aventis
All Consolidated Businesses
Consolidated Income Statement 2001

YTD 2001 (1)	YTD 2000 (1)	in million €	**Q4 2001 (2)**	Q4 2000 (2)
22,941	**22,304**	**Net sales**	**5,939**	**5,785**
(7,943)	(8,469)	Cost of goods sold	(2,011)	(2,177)
65.4%	**62.0%**	**Gross margin (as % of sales)**	**66.1%**	**62.4%**
(7,178)	(8,138)	SG&A and other operating Inc. / Exp.	(1,788)	(2,590)
(3,481)	(3,479)	Research & Development	(931)	(1,065)
(50)	(849)	Restructuring	(29)	(360)
(650)	(752)	Goodwill amortization	(164)	(253)
3,639	617	Operating profit	1,016	(659)
85	244	Equity in earnings of affiliated companies	(36)	(17)
(704)	(805)	Interest expenses	(150)	(209)
(134)	(81)	Miscellaneous non oper. inc. / and exp.	(107)	(199)
2,886	**(25)**	**Income before tax**	**724**	**(1,083)**
(1,111)	(61)	Tax	(279)	377
(142)	56	Minority interests	(12)	126
(128)	(117)	Preferred remuneration	(50)	(29)
1,505	**(147)**	**Net Income**	**384**	**(610)**
788	*781*	Average number of outstanding shares (3)	*792*	*782*
1.91	**-0.19**	**EPS in € per share**	**0.48**	**-0.78**
2.74	**0.77**	**EPS before goodwill amortization in € per share**	**0.69**	**-0.46**

(1) audited
(2) unaudited
(3) in million of shares
Percentages are calculated before rounding the data in million euros

Aventis (1)
All Consolidated Businesses
Balance Sheet
(French GAAP)

in million €	**31.12.2001**	**31.12.2000**
Intangible assets	14,264	14,822
Property, plant and equipment	5,740	7,498
Investments and other assets	6,445	5,851
Other current assets	11,270	12,733
Marketable securities, short term deposits, cash	1,514	1,279
Total Assets	**39,234**	**42,183**
Stockholder's equity	12,021	10,561
Amortizable preferred securities	200	272
Minority interests	913	1,029
Reedemable partnership interest	284	0
Long-term debt	4,652	8,216
Other long term liabilities	7,225	6,995
Short term liabilities	7,881	8,914
Short-term debt, bank overdrafts	6,058	6,196
Total Liabilities	**39,234**	**42,183**
Net debt	*9,196*	*13,133*

(1) audited

Aventis (1)
All Consolidated Businesses
Simplified Change in Net Debt
(French GAAP)

in million €	**31.12.2001**
Net income (loss) before preferred remuneration	1,633
Depreciation and amortization of assets	2,076
Elimination of other expenses and benefits without effect on cash	(403)
Change in working capital	(321)
Change in other operating assets and liabilities	129
Reduction (Increase) in Net debt resulting from operating activities	**3,113**
Purchase of property, plant and equipment	(1,245)
Purchase of software and rights	(276)
Other acquisitions	(210)
Proceeds from sales of assets	1,063
Reduction (Increase) in Net debt resulting from investing activities	***(668)***
Dividends paid by the Group	(437)
Preferred remuneration paid	(109)
Impact of shares and other securities issuance & remuneration	481
Conversion net financial indebtedness	(65)
Change in consolidation perimeter	1,592
Miscellaneous	30
Change in net debt	**3,937**

(1) derived from audited Cash Flow Statement

Aventis Core Businesses
Selected Financial Data Related to Consolidated Income Statement 2001 (1)

YTD 2001	YTD 2000 Selected Financial data bef. except	Total Variance %	in million €	**Q4/2001**	Q4/2000 Selected Financial data bef. except	Total Variance %
17,674	**16,091**	**9.8%**	**Net sales**	**4,719**	**4,256**	**10.9%**
		15.3%	***Activity variance in percentage of Net Sales (2)***			**17.8%**
(5,084)	(5,086)		Cost of goods sold	(1,346)	(1,145)	
71.2%	**68.4%**		**Gross margin (as % of sales)**	**71.5%**	**73.1%**	
(5,951)	(5,351)	11.2%	SG&A and other operating Inc. / Exp.	(1,509)	(1,471)	2.6%
(2,977)	(2,759)	7.9%	Research & Development	(828)	(813)	1.8%
(16)			Restructuring	(12)		
3,647	2,896	26.0%	Operating profit before goodwill amortization	1,023	827	23.7%
214	180	19.0%	Equity in earnings of affiliated companies	35	27	28.3%
3,861	**3,075**	**25.6%**	**EBITA (3)**	**1,058**	**854**	**23.9%**
(583)	(573)		Goodwill amortization	(148)	(148)	
(280)	(262)		Interest expenses	(60)	(69)	
(55)	(11)		Miscellaneous non oper. inc. / and exp.	31	12	
2,943	**2,229**	**32.0%**	**Income before tax**	**881**	**648**	**36.0%**
(1,133)	(905)		Tax	(339)	(261)	
(48)	(35)		Minority interests	(13)	5	
(128)	(117)		Preferred remuneration	(50)	(29)	
1,633	**1,171**	**39.5%**	**Net Income**	**479**	**363**	**32.2%**
788	*781*		Average number of outstanding shares (4)	*792*	*782*	
2.07	**1.50**	**38.2%**	**EPS in € per share**	**0.61**	**0.46**	**30.6%**
2.81	**2.23**	**25.9%**	**EPS before goodwill amortization in € per share**	**0.79**	**0.65**	**21.2%**
4727	**3872**	**22.1%**	**EBITDA**	**1290**	**1055**	**22.3%**

(1) unaudited.
(2) on a comparable basis
(3) = Operating profit before goodwill amortization + equity in earnings of affiliated companies
(4) in million of shares
Percentages are calculated before rounding the data in million euros

Aventis Core businesses : Selected Financial Data Related to Balance Sheet (1) (French GAAP)

in million €	**31.12.2001**	**31.12.2000**
Intangible assets	13,581	13,962
Property, plant and equipment	4,714	4,279
Investments and other assets	5,003	4,064
Other current assets	7,726	8,657
Marketable securities, short term deposits, cash	1,035	839
Total Assets	**32,059**	**31,801**
Stockholder's equity	13,372	12,817
Amortizable preferred securities	200	272
Minority interests	274	261
Reedemable partnership interest	284	0
Debt	4,329	4,861
Other liabilities	13,599	13,590
Total Liabilities	**32,059**	**31,801**
Net debt	*3295*	*4022*

(1) unaudited.

Aventis Core Businesses : Selected Financial Data Related to Free Cash Flow (1) (French GAAP)

in million €	31.12.2001
Net income (loss) before preferred remuneration	1,761
Depreciation and amortization of assets	1,693
Elimination of other expenses and benefits without effect on cash	(33)
Change in working capital	(224)
Change in other operating assets and liabilities	(234)
Reduction (Increase) in Net debt resulting from operating activities	**2,963**
Purchase of property, plan, equipment, software and rights	(1,117)
Free Cash Flow	**1,846**

(1) unaudited

Consolidated Sales (1)

Aventis Core Businesses

in million €	**YTD/2001**	YTD/2000	**Total Variance**	**Activity Variance (2)**	**Conversion Variance (2)**	**Structure Variance**
Prescription drugs	15,168	13,871	9.4%	15.9%	-1.3%	-4.6%
Vaccines	1,425	1,091	30.5%	28.2%	2.3%	
Therapeutic proteins	1,129	1,151	-1.9%	-1.7%	-0.2%	
Other & Eliminations	(48)	(23)	NA	NA	NA	NA
Total Core Businesses	**17,674**	**16,091**	**9.8%**	**15.3%**	**-0.9%**	**-4.0%**

Consolidated Sales (1)

Aventis Core Businesses

in million €	**Q4/2001**	Q4/2000	**Total Variance**	**Activity Variance (2)**	**Conversion Variance (2)**	**Structure Variance**
Prescription drugs	4,039	3,661	10.3%	18.1%	-4.6%	-2.8%
Vaccines	384	301	27.5%	29.0%	-1.5%	
Therapeutic proteins	307	300	2.4%	4.3%	-2.0%	
Other & Eliminations	(12)	(7)	NA	NA	NA	NA
Total Core Businesses	**4,719**	**4,256**	**10.9%**	**17.8%**	**-4.3%**	**-2.4%**

(1) unaudited

(2) on a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses - Sales by Country (1) (2)

in million €	**YTD/2001**	YTD/2000	**Activity variance (3)**	**Structure variance**
United States	6,477	5,341	27.7%	-7.9%
France	2,255	2,219	4.3%	-2.6%
Germany	1,248	1,194	4.6%	
Japan	1,128	1,090	12.4%	
Italy	638	588	8.5%	
Mexico	429	365	13.6%	-0.2%
United Kingdom	401	366	11.7%	
Canada	380	338	33.5%	-14.9%
Brazil	364	432	2.7%	-0.2%
Spain	336	302	11.5%	
Subtotal	**13,657**	**12,235**	**16.5%**	**-4.3%**
in % of total	77.3%	76.0%		
Other countries	4,017	3,856	11.6%	-2.8%
Total Net Sales	**17,674**	**16,091**	**15.3%**	**-4.0%**

Aventis Core Businesses - Sales by Country (1) (2)

in million €	**Q4/2001**	Q4/2000	**Activity variance (3)**	**Structure variance**
United States	1,820	1,510	32.1%	-7.2%
France	591	563	5.1%	
Germany	316	295	6.9%	
Japan	310	312	12.9%	
Italy	159	143	10.9%	
Mexico	122	109	10.0%	-0.1%
United Kingdom	107	99	12.2%	
Canada	99	104	22.5%	-18.2%
Spain	89	76	15.9%	
Brazil	82	94	19.3%	-0.1%
Subtotal	**3,694**	**3,306**	**19.7%**	**-3.9%**
in % of total	78.3%	77.7%		
Other countries	1,025	950	11.7%	2.8%
Total Net Sales	**4,719**	**4,256**	**17.8%**	**-2.4%**

(1) unaudited
(2) Sales reported above include only the Product sales and exclude the Contract Manufacturing and Bulk sales
(3) On a comparable basis
Percentages are calculated before rounding the data in million euros

Aventis Core Businesses Key Products : Change in Sales 2001 (1)

YTD 2001	YTD 2000	**Activity variance (2)**	in million €	**Q4 2001**	Q4 2000	**Activity variance (2)**
3325	3193	15.3%	**Thrombosis/Cardiology**	**884**	929	7.0%
1453	1042	37.6%	Lovenox ® / Clexane ®	**390**	316	26.6%
709	530	36.8%	Delix ® / Tritace ®	**193**	149	34.2%
1494	1176	27.9%	**Oncology**	**407**	311	35.6%
1003	744	34.8%	Taxotere ®	**278**	202	42.5%
202	151	36.4%	Campto ®	**51**	41	30.5%
2575	2055	24.4%	**Respiratory & Allergy**	**732**	529	42.2%
1762	1166	48.9%	Allegra ® / Telfast ®	**511**	334	57.0%
266	204	28.8%	Nasacort ®	**79**	63	29.1%
677	582	19.2%	**Arthritis / Osteoporosis**	**194**	154	32.5%
258	192	31.8%	Arava ®	**77**	54	45.1%
1448	1374	7.2%	**Central Nervous System**	**391**	382	6.7%
383	246	51.5%	Copaxone ® (3)	**111**	77	47.7%
118	106	13.9%	Rilutek ®	**34**	27	33.6%
1546	1690	-3.9%	**Anti-Infectives**	**410**	455	-5.1%
199	190	12.6%	Targocid ®	**51**	45	27.6%
192	137	48.8%	Tavanic ®	**53**	45	25.5%
33	44	-25.6%	Synercid ®	**7**	6	25.0%
1761	1648	8.5%	**Metabolism/ Diabetes**	**478**	501	-0.6%
478	377	29.6%	Amaryl ®	**133**	109	29.1%
170	156	8.9%	Insuman ®	**42**	39	8.6%
94	10	*NA*	Lantus ®	**43**	5	*NA*
			Total Vaccines			
378	370	1.4%	Acellular pert and/or HIB pediatric comb (4)	**89**	104	-12.7%
244	217	9.3%	Injectable Polio vaccine (4)	**53**	46	19.5%
473	240	94.0%	Flu vaccine (4)	**209**	94	119.4%
74	118	-36.8%	Hepatitis B (4)	**17**	27	-35.3%

(1) unaudited
(2) On a comparable basis
(3) Alliance with Teva Pharmaceuticals Industries Inc
(4) Including the sales recorded in Europe by AP-MSD

Prescription Drugs Key Product : Change in Sales 2001 (U.S. / Non U.S.) (1)

YTD/2001	YTD/2000	**Activity variance (2)**	**U.S.** in million €	**Q4/2001**	Q4/2000	**Activity variance (2)**
973	647	45.9%	Lovenox ® / Clexane ®	**259**	221	19.7%
	19	*NA*	Delix ® / Tritace ®		7	*NA*
541	367	43.2%	Taxotere ®	**155**	100	57.7%
1495	1033	40.4%	Allegra ® / Telfast ®	**454**	290	58.5%
203	149	32.4%	Nasacort ®	**64**	43	49.2%
187	149	21.9%	Arava ®	**56**	40	43.8%
330	222	44.4%	Copaxone ® (3)	**92**	69	36.5%
35	34	-0.4%	Rilutek ®	**10**	7	50.2%
29	42	-32.7%	Synercid ®	**6**	5	21.0%
168	151	8.2%	Amaryl ®	**50**	43	16.4%
58		*NA*	Lantus ®	**32**		*NA*

(1) unaudited
(2) On a comparable basis
(3) Alliance with Teva Pharmaceuticals Industries Inc

YTD/2001	YTD/2000	**Activity variance (2)**	**Non U.S.** in million €	**Q4/2001**	Q4/2000	**Activity variance (2)**
480	396	23.9%	Lovenox ® / Clexane ®	**131**	95	42.5%
709	511	41.9%	Delix ® / Tritace ®	**193**	142	41.1%
461	377	26.8%	Taxotere ®	**123**	103	27.7%
202	151	36.4%	Campto ®	**51**	41	30.5%
266	133	115.1%	Allegra ® / Telfast ®	**58**	45	46.9%
63	55	19.2%	Nasacort ®	**15**	19	-15.9%
71	44	65.4%	Arava ®	**21**	14	48.7%
52	25	114.5%	Copaxone ® (3)	**19**	8	144.2%
83	71	20.8%	Rilutek ®	**24**	20	27.8%
199	190	12.6%	Targocid ®	**51**	45	27.6%
192	137	48.8%	Tavanic ®	**53**	45	25.5%
4	2	*NA*	Synercid ®	**1**	1	64.2%
310	226	43.9%	Amaryl ®	**84**	65	37.5%
170	156	8.9%	Insuman ®	**42**	39	8.6%
36	10	*NA*	Lantus ®	**11**	5	*NA*

(1) unaudited
(2) On a comparable basis
(3) Alliance with Teva Pharmaceuticals Industries Inc

Aventis Non-Core Businesses
Consolidated Income Statement (1)

YTD 2001	YTD 2000 bef except	%	in million €	**Q4 2001**	Q4 2000 bef except	%
5,310	**6,288**	**-15.5%**	**Net sales**	**1,233**	**1,551**	**-20.5%**
(2,903)	(3,274)		Cost of goods sold	(677)	(883)	
45.3%	**47.9%**		**Gross margin (as % of sales)**	**45.1%**	**43.1%**	
(1,227)	(1,903)	-35.5%	SG&A and other	(279)	(572)	-51.2%
(504)	(532)	-5.2%	Research & Development	(104)	(137)	-24.2%
(34)			Restructuring	(16)		
642	579	10.9%	Operating profit before goodwill amortization	157	(41)	-485.5%
(129)	135		Equity in earnings of affiliated companies	(71)	(1)	
513	**714**	**-28.1%**	**EBITA (2)**	**86**	**(42)**	**-304.4%**

(1) unaudited

(2) = Operating profit before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Aventis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)

Date: February 13, 2002

By:

Name: Dr. Dirk Oldenburg

Title: General Legal Counsel

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com · Telephone 00 33 3 88 99 12 87 · Fax 00 33 3 88 99 13 64 · dirk.oldenburg@aventis.com ·
Address for visitors: 16, Avenue de l'Europe · Espace Européen de l'Entreprise · F-67300 Schiltigheim